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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                                             SEC FILE NUMBER
                                                                 1-11577
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                                                              CUSIP NUMBER
                                                               306075-102
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                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

/X/ Form 10-K   / / Form 20-F     / Form 11-K   / / Form 10-Q   / / Form N-SAR

For Period Ended: November 1, 2003

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I--REGISTRANT INFORMATION

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        Full name of Registrant:        Falcon Products, Inc.
        Former Name if Applicable:      Not applicable

                                        9387 Dielman Industrial Drive
                                        Address of Principal Executive Office
                                        (Street and Number)

                                        St. Louis, Missouri 63132
                                        City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


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                 (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on From 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or
     /X/ before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III--NARRATIVE

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Despite the diligent efforts of the Registrant, it has been unable to finalize its financial statements prior to the end of the prescribed time period for its Form 10-K as it has been focused on the refinancing of its commercial debt obligations. This refinancing was recently completed and the Registrant is working diligently on finalizing its financial statements and the other disclosures required to be included in its Form 10-K.


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PART IV--OTHER INFORMATION

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(1)      Name and telephone number of person to contact in regard to this notification:

         BOB BRANSTETTER               314                    991-9200
              (Name)               (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          /X/ Yes     / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          /X/ Yes     / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The Registrant anticipates that the results of operations for the quarter and fiscal year ended November 1, 2003 will be negative as compared to the prior year periods. Due to charges resulting from plant closings and other asset writedowns, the Registrant expects to report substantial net losses for the quarter and the fiscal year ended November 1, 2003.


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                            FALCON PRODUCTS, INC.
                (Name of Registrant as Specified in Charter)

has caused this Form 12b-25 notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 30, 2004               By /s/ David L. Morley
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                                       David L. Morley,
                                       President and Chief Operating Officer






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